SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Rail Vision Ltd.

(Name of Issuer)

Ordinary shares, NIS 0.01 per share

(Title of Class of Securities)

M8186D106

(CUSIP Number)

January 13, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186D106	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons L.I.A. Pure Capital Ltd.(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 717,450
	6.	Shared Voting Power 152.020(2)
	7.	Sole Dispositive Power 717,450
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,470
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.45%(3)
12.	Type of Reporting Person (See Instructions) CO

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”).
(2)	Pursuant irrevocable proxies provided to Pure Capital.
(3)	Based on a total of 15,896,040 ordinary shares, NIS 0.01 per share, of the Issuer (“Ordinary Shares”) outstanding as of January 12, 2023, as provided by the Issuer.

CUSIP No. M8186D106	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons Kfir Silberman(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 717,450
	6.	Shared Voting Power 152.020(2)
	7.	Sole Dispositive Power 717,450
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,470
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.45%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of Pure Capital.
(2)	Pursuant irrevocable proxies provided to Pure Capital.
(3)	Based on a total of 15,896,040 Ordinary Shares outstanding as of January 12, 2023, as provided by the Issuer.

CUSIP No. M8186D106	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Rail Vision Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 15 Ha’Tidhar St., Ra’anana 4366517, Israel

Item 2.

(a)	Name of Person Filing: Pure Capital and Kfir Silberman (together, the “Reporting Persons”).

(b)	Address of Principal Offices or, if None, Residence: The address of the Reporting Persons is: 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916

(c)	Citizenship: Israel

(d)	Title of Class of Securities: Ordinary Shares.

(e)	CUSIP Number: M8186D106

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of January 13, 2023, Pure Capital is the beneficial owner of 869,470 Ordinary Shares.

(b)	Percent of class:

5.45%(1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 717,450 Ordinary Shares

(ii)	Shared power to vote or direct the vote: 152,020

(iii)	Sole power to dispose or to direct the disposition of: 717,450 Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Based on a total of 15,896,040 Ordinary Shares outstanding as of January 12, 2023, as provided by the Issuer.

CUSIP No. M8186D106	13G	Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. M8186D106	13G	Page 6 of 7 Pages

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of January 13, 2023, by and between the Reporting Persons.

CUSIP No. M8186D106	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2023
L.I.A. PURE CAPITAL LTD.

	By:	/s/ Kfir Silberman
	Name:	Kfir Silberman
	Title:	Authorized Person

Kfir Silberman

/s/ Kfir Silberman